EXHIBIT (a)(15)

NEWS RELEASE

Editorial Contacts:

Craig Cochran
Synopsys, Inc.
(650) 584-4230
craig@synopsys.com

Jodi Warner
Edelman Public Relations
(650) 429-2752
jodi.warner@edelman.com

Investor Contact:

Steve Shevick
Synopsys, Inc.
(650) 584-4880
shevick@synopsys.com

SYNOPSYS EXTENDS TENDER OFFER FOR OUTSTANDING SHARES OF  INSILICON COMMON STOCK

MOUNTAIN VIEW, Calif., September 18, 2002 – Synopsys, Inc. (Nasdaq: SNPS) announced today that its wholly owned subsidiary, Ferrite Acquisition Corp., is extending the expiration date of its offer to purchase all of the outstanding shares of common stock, par value $0.001 per share, of inSilicon Corporation (Nasdaq: INSN), at a price of $4.05 per share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in its offer to purchase and the related letter of transmittal for the offer, until 12:00 midnight, New York City time, on Thursday, September 19, 2002.

The offer had been previously scheduled to expire at 12:00 midnight, New York City time, on Tuesday, September 17, 2002. The depositary for the offer has advised Synopsys and Ferrite Acquisition Corp. that, as of 10:00 p.m., New York City time, on Tuesday, September 17, 2002, an aggregate of approximately 14,631,562 shares of inSilicon common stock had been tendered to Ferrite Acquisition Corp. in the offer (including all of the 10,450,010 shares held by inSilicon’s majority stockholder, Phoenix Technologies Ltd.), representing approximately 95% of the outstanding shares of inSilicon common stock, which also constitutes a majority of the fully diluted shares of inSilicon common stock calculated in the manner described in the offer to purchase for the offer. In addition, the depositary for the offer has advised Synopsys and Ferrite Acquisition Corp. that, as of 10:00 p.m., New York City time, on Tuesday, September 17, 2002, notices of guaranteed delivery had been received in respect of approximately 16,080 shares of inSilicon common stock.

The expiration date of the offer is being extended because the initial 30-day waiting period applicable to the pre-merger notification filing made by the parties under the Fair Trade Law of Taiwan has not expired nor has the Taiwan Fair Trade Commission formally notified Synopsys that it has made a decision not to exercise jurisdiction over the transaction. Satisfaction of the Taiwanese requirements is a condition to the obligation of Ferrite Acquisition Corp. to purchase tendered shares.

About Synopsys

Synopsys, Inc., headquartered in Mountain View, California, creates leading electronic design automation (EDA) tools for the global electronics market. The company delivers advanced design technologies and solutions to developers of complex integrated circuits, electronic systems and systems on a chip. Synopsys also provides consulting and support services to simplify the overall IC design process and accelerate time to market for its customers. Visit Synopsys at http://www.synopsys.com.

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of inSilicon. Ferrite Acquisition Corp., a wholly-owned subsidiary of Synopsys, and Synopsys have filed a Tender Offer Statement on Schedule TO, as amended, containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and inSilicon has filed a Solicitation/Recommendation Statement on Schedule 14D-9, as amended, with respect to the tender offer. In addition, Ferrite Acquisition Corp., Synopsys and inSilicon have mailed these documents to the stockholders of inSilicon. These documents contain important information about the tender offer and stockholders of inSilicon are urged read them carefully. Stockholders of inSilicon may obtain a free copy of these documents at the website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, stockholders may obtain a free copy of these documents from Synopsys by contacting Synopsys at 700 East Middlefield Road, Mountain View, California 94043, attention: Investor Relations, or from inSilicon by contacting inSilicon at 411 East Plumeria Drive, San Jose, California 95134, attention: Investor Relations.

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Synopsys is a registered trademark of Synopsys Inc. inSilicon is a trademark of inSilicon Corporation. All other trademarks or registered trademarks mentioned in this release are the intellectual property of their respective owners.